# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LM FUNDING AMERICA, INC., CIK 0001640384
CUSIP: 502074503
Title of class of securities: Common Stock par value $0.001 per share
Address of issuer's principal executive offices: 1200 WEST PLATT STREET, SUITE 100, TAMPA, Florida (FL), 33606
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 891,428; sole dispositive power 0; shared dispositive power 891,428; aggregate amount beneficially owned 891,428 (7.3% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 185,000; sole dispositive power 0; shared dispositive power 185,000; aggregate amount beneficially owned 185,000 (1.5% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 185,000; sole dispositive power 0; shared dispositive power 185,000; aggregate amount beneficially owned 185,000 (1.5% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 185,000; sole dispositive power 0; shared dispositive power 185,000; aggregate amount beneficially owned 185,000 (1.5% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 706,428; sole dispositive power 0; shared dispositive power 706,428; aggregate amount beneficially owned 706,428 (5.8% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 891,428; sole dispositive power 0; shared dispositive power 891,428; aggregate amount beneficially owned 891,428 (7.3% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 891,428; sole dispositive power 0; shared dispositive power 891,428; aggregate amount beneficially owned 891,428 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.001 per share
Name of issuer: LM FUNDING AMERICA, INC.
Address of issuer's principal executive offices: 1200 WEST PLATT STREET, SUITE 100, TAMPA, Florida (FL), 33606

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Hyperscale Data, Inc., a Delaware corporation ("Hyperscale"), as the holder of all of the equity interests of Ault Capital Group, Inc.;

(ii) Alpha Structured Finance LP, a Delaware limited partnership ("Alpha Fund"), with respect to the Shares beneficially owned by it;

(iii) Alpha Structured Finance GP LLC, a Delaware limited liability company ("Alpha GP"), as the general partner of Alpha Fund;

(iv) ACG Alpha Management LLC, a Delaware limited liability company ("Alpha Management"), as the investment manager of Alpha Fund and the managing member of Alpha GP;

(v) Ault Lending, LLC, a California limited liability company ("Ault Lending"), with respect to the Shares beneficially owned by it;

(vi) Ault Capital Group, Inc., a Nevada corporation ("Ault Capital"), as the holder of all of the equity interests of Alpha Management and Ault Lending; and

(vii) Milton C. Ault, III, as CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital and Executive Chairman of Hyperscale.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Hyperscale, Alpha Fund, Alpha GP, Alpha Management, Ault Lending, and Ault Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of Hyperscale is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Alpha Fund is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha GP is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha Management is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Ault Capital is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.
Present principal occupation or employment: The principal business of Hyperscale is operating as an artificial intelligence data center company anchored by Bitcoin as well as a wholly owned subsidiary that is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. The principal business of Alpha Fund is investing in securities. The principal business of Alpha GP is serving as the general partner of Alpha Fund. The principal business of Alpha Management is serving as the investment manager of Alpha Fund. The principal business of Ault Lending is providing commercial loans and investing in securities. The principal business of Ault Capital is being a diversified holding company. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale.
Criminal convictions in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hyperscale is organized under the laws of the State of Delaware. Alpha Fund is organized under the laws of the State of Delaware. Alpha GP is organized under the laws of the State of Delaware. Alpha Management is organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Ault Capital is organized under the laws of the State of Nevada. Mr. Ault is a citizen of the United States of America. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 185,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $167,963, including brokerage commissions.

The aggregate purchase price of the 706,428 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $811,749.40, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in discussions with the Issuer's board of directors and management team regarding opportunities for the Issuer to enhance stockholder value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 12,209,413 Shares outstanding as of November 11, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 891,428 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: Approximately 7.3%

As of the date hereof, Alpha Fund beneficially owned 185,000 Shares.

Percentage: Approximately 1.5%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 185,000 Shares beneficially owned by Alpha Fund.

Percentage: Approximately 1.5%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 185,000 Shares beneficially owned by Alpha Fund.

Percentage: Approximately 1.5%

As of the date hereof, Ault Lending beneficially owned 706,428 Shares.

Percentage: Approximately 5.8%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 891,428 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: Approximately 7.3%

As of the date hereof, Mr. Ault, as the CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, may be deemed to beneficially own the 891,428 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: Approximately 7.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 891,428
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 891,428

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 185,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 185,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 185,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 185,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 185,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 185,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 706,428
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 706,428

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 891,428
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 891,428

Mr. Ault:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 891,428
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 891,428
Transactions in the class effected during the past sixty days: The transactions in the Shares by each of the Reporting Persons during the past sixty days are set forth in Exhibit 2 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 21, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 2 - Transactions in Securities of the Issuer During the Past Sixty Days

Exhibit 99.1 - Joint Filing Agreement, dated November 21, 2025

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/21/2025)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (11/21/2025)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (11/21/2025)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (11/21/2025)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (11/21/2025)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/21/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (11/21/2025)